CTDC Holds a Ribbon Cutting Ceremony to Showcase First SnO2 Production Line

HONG KONG, January 3, 2008 — China Technology Development Group Corporation (Nasdaq: CTDC, “the Company” or “CTDC”), a provider of clean and renewable energy products and solutions focusing on solar energy business in China, today announced that it held a ribbon cutting ceremony to showcase the first SnO2 production line at China Merchants Zhangzhou Development Zone on December 28, 2007.

Accompanied by Mr. Alan Li, our Chairman and Chief Executive Officer, many important government and business leaders including Dr. Yuning Fu, President of China Merchants Group (“CMG”), Mr. Zheng Hu, Vice President of CMG, Mr. Keqing Liu, Secretary General of Zhangzhou Government, Mr. Jianguo Li, Mayor of Zhangzhou City, and Mr. Bin Wu, General Manager of China Merchants Zhangzhou Development Zone, participated in this important opening ceremony. All of participants also had an opportunity to tour CTDC’s 129,000 square feet manufacturing facility. The local government officials not only publicly endorsed CTDC’s investment in the solar energy sector focusing the China market, they also vowed to provide all necessary government support and other incentives, such as land and grant, to CTDC in the future.

This ceremony marks another key milestone for the company to manufacture and sell the proprietary SnO2 base plates, a key component of a-Si (Amorphous Silicon) Thin Film PV products, which can optimize the performance of Building Integrated Photovoltaic (BIPV). BIPV involves solar panels integrated directly into a building’s architecture to provide one source of electricity for the building. Amorphous-silicon material is itself semi-transparent and thus is most suitable for transparent modules.

“We are honored to have so many government and business leaders to attend the opening ceremony of our first showcase production line, and receive full support and endorsement from them on our new expansion into solar energy business in China,” commented Mr. Alan Li, Chairman and CEO of CTDC, “Under the vast investment holdings by China Merchants Group, we are the only platform which focuses exclusively on alternative energy and Green technology development. We fully intend to leverage the abundant resource and support from CMG, our principal shareholder, to become a leader in clean and renewable energy sector in China, and ultimately deliver greater shareholder value.”

About SnO2 base plate technology:
SnO2 solar base plate is a type of transparent conductive oxide £¨TCO£©substrate of amorphous silicon (a-Si) or thin film solar cells. SnO2 thin films have a number of benefits: they are corrosion resistant; have good thermal stability; are of low cost yet have high rigidity; and have excellent photo-electronic properties. SnO2 base plates have a variety of applications in solar cells, liquid crystal displays, gas-sensitive sensors, antifogging devices and electrostatic protection, especially in Low-E glass.

About CTDC:
CTDC is a provider of clean and renewable energy products and solutions focusing on solar energy business in China. CTDC’s ultimate principal shareholder is China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China.

For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.